As filed with the Securities and Exchange Commission on March 22, 2024

Registration No. 333-254931

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 7

to

Form S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Invesco Real Estate Income Trust Inc.

(Exact Name of Registrant as Specified in Governing Instruments)

2001 Ross Avenue

Suite 3400

Dallas, Texas 75201

(972) 715-7400

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Invesco Advisers, Inc.

R. Scott Dennis

2001 Ross Avenue

Suite 3400

Dallas, Texas 75201

(972) 715-7400

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:

Jason W. Goode

Alston & Bird LLP

1201 W. Peachtree Street NW

Atlanta, GA 30309

(404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-254931

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 7 to the Registration Statement on Form S-11 (No. 333-254931) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

PART II

Information Not Required in the Prospectus

Item 36. Financial Statements and Exhibits.

2. Exhibits

The following exhibit is filed as part of this registration statement:

Exhibit Number	Description

4.1	Distribution Reinvestment Plan (filed as Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q filed May 12, 2023 and incorporated herein by reference)

10.1	Amended and Restated Advisory Agreement, dated November 10, 2023, by and among Invesco Real Estate Income Trust Inc., Invesco REIT Operating Partnership LP, and Invesco Advisors, Inc. (filed as Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed on November 13, 2023 and incorporated herein by reference)

10.5†	Amended and Restated Valuation Services Agreement, dated May 12, 2023, by and among Invesco Real Estate Income Trust Inc., Invesco Advisers, Inc. and Chatham Financial Corp. (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on May 18, 2023 and incorporated herein by reference)

10.1	Fourth Amendment to Revolving Credit Agreement, dated September 8, 2023, by and among Invesco REIT Operating Partnership LP, Invesco Real Estate Income Trust Inc., Bank of America, N.A. and the other parties thereto (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on September 13, 2023 and incorporated herein by reference)

19.1	Insider Trading Policy (filed as Exhibit 19.1 to the Registrant’s Annual Report on Form 10-K filed on March 22, 2024 and incorporated herein by reference)

21.1	Subsidiaries of the Registrant (filed as Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K filed on March 22, 2024 and incorporated herein by reference)

23.1*	Consent of PricewaterhouseCoopers LLP

*	Filed herewith.
†	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on March 22, 2024.

Invesco Real Estate Income Trust Inc.

By:	/s/ R. Scott Dennis
R. Scott Dennis
Chairperson of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Form S-11 Registration Statement has been signed by the following persons in the following capacities on March 22, 2024.

Signature	Title

/s/ R. Scott Dennis R. Scott Dennis	Chairperson of the Board, President and Chief Executive Officer (Principal Executive Officer)

/s/ R. Lee Phegley, Jr. R. Lee Phegley, Jr.	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

* Paul S. Michaels	Director

* Beth A. Zayicek	Director

* James H. Forson	Independent Director

* R. David Kelly	Independent Director

* Paul E. Rowsey	Independent Director

* Ray Nixon	Independent Director

* By: /s/ R. Scott Dennis R. Scott Dennis	Attorney-in-Fact